UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 22 November 2024, London UK

Arexvy approval expanded to adults aged 50-59 at increased risk of severe RSV disease in Japan

●     First RSV vaccine approved in Japan to help protect 50-59 year olds at increased risk due to certain underlying health conditions
●     RSV infections can exacerbate these underlying health conditions and lead to severe outcomes, such as pneumonia, hospitalisation and death1
●     35 countries, including the US, have expanded approval for GSK's RSV vaccine in this at increased risk population

GSK plc (LSE/NYSE: GSK) today announced that Japan's Ministry of Health, Labour and Welfare (MHLW) has approved a regulatory application to extend the indication of Arexvy (respiratory syncytial virus vaccine, recombinant adjuvanted) for the prevention of RSV disease to include adults aged 50-59 at increased risk. Since September 2023, GSK's RSV vaccine has been approved in Japan for adults aged 60 and over for the prevention of RSV disease.2

Tony Wood, Chief Scientific Officer at GSK, said: "This approval reflects our ambition to protect people at increased risk from the severe consequences of RSV infection. Adults aged 50-59 with certain underlying medical conditions can face debilitating consequences from RSV, so we are pleased to offer those in Japan a vaccine for the first time."

RSV is a common contagious virus affecting the lungs and breathing passages and it impacts an estimated 64 million people of all ages globally every year.3 Adults can be at increased risk for RSV disease due to certain underlying medical conditions, immune compromised status, or advanced age.1 RSV infection can exacerbate conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.1

This regulatory expansion was supported by results from a global phase III trial (including 4 clinical sites in Japan) that showed non-inferior immunogenicity in adults aged 50-59 at increased risk of RSV lower respiratory tract disease compared to those aged 60 and older.4 Safety and reactogenicity in the 50-59 at increased risk population were consistent with results from the initial phase III programme in adults aged 60 and older. 4

To date, GSK's RSV vaccine has been approved for adults aged 50-59 at increased risk in 35 countries, including the US, with regulatory decisions for other geographies undergoing review.

About GSK's RSV vaccine
Respiratory Syncytial Virus Vaccine, Adjuvanted recombinant, contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

In September 2023, the MHLW approved GSK's RSV vaccine for the prevention of RSV (respiratory syncytial virus) disease for adults aged 60 years and above in Japan. The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The Arexvy Product Information, including a full list of adverse events and the complete important safety information in Japan, will be available from the Japan Pharmaceuticals and Medical Devices Agency.

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics Inc, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

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Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

1.     Centers for Disease Control and Prevention (CDC), RSV in Adults. Available at: https://www.cdc.gov/rsv/older-adults/index.html - accessed in November 2024
2.     Package insert in Japanese of Arexvy Intramuscular Injection, Revised Oct 2024 2nd edition, Available at: https://www.pmda.go.jp/PmdaSearch/iyakuDetail/ResultDataSetPDF/340278_631341NE1021_1_03 - accessed in November 2024
3.     National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv - last accessed: November 2024
4.     Ferguson, M. et al., "Noninferior Immunogenicity and Consistent Safety of Respiratory Syncytial Virus Prefusion F Protein Vaccine in Adults 50-59 Years Compared to ≥60 Years of Age" in Clinical Infectious Diseases, 2024; 79(4): 1074 . doi.org/10.1093/cid/ciae364

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 22, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc